UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Item 1. Update on Share Repurchase Program

As previously announced on November 26, 2025, the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company” or “SuperX”) authorized a share repurchase program under which the Company may repurchase up to $20 million of its ordinary shares (the “Ordinary Shares”). The Company is providing an update on the progress of its share repurchase program.

As of April 9, 2026, the Company has repurchased an aggregate of 1,286,580 Ordinary Shares under the program. The average net repurchase price was $8.93 per Ordinary Share.

The ongoing execution of the share repurchase program will continue to be subject to market conditions, share price, and other factors, and will be conducted in accordance with applicable rules and regulations. The board of directors will regularly review the progress of the program and may amend or terminate it as deemed appropriate.

The repurchases have been made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2026	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit
	Name:	Yu Chun Kit
	Title:	Executive Director

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